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EDGAR and Email

April 7, 2022

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Ms. Dubey:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 6, 2022 with respect to the preliminary proxy statement filed on March 28, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “[i]n the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the presiding officer of the Meeting may decide to adjourn the Meeting to permit further solicitation of proxies. Additionally, the presiding officer of the Meeting may decide to adjourn the Meeting whenever the requisite quorum has not been obtained to permit further solicitation of proxies.” Please describe the basis for the presiding officer’s authority to adjourn the meeting.

Response: The Fund respectfully acknowledges the Staff’s comment. The presiding person of the Fund’s shareholder meeting has the non-exclusive authority to adjourn such meeting in either event set forth in the above statements under the Amended and Restated By-Laws of the Fund (the “By-Laws”).

Pursuant to Article II, Section 5 of the By-Laws, the presiding person at a shareholder meeting may make any “determinations that may be appropriate to the conduct of the meeting.” It is generally understood that adjournment falls within the “conduct of the meeting.” See, e.g., The American Bar Association, Handbook for the Conduct of Shareholders’ Meetings § 12 (3d ed. 2021) (addressing adjournments). The Fund is incorporated in Puerto Rico, whose courts generally look to Delaware jurisprudence in interpreting Puerto Rico’s corporate law. See Llorens v. Arribas, 184 D.P.R. 32, 49–50 (2011). Delaware courts have consistently ruled that the presiding officer of a meeting has the power to adjourn the meeting in a variety of circumstances.1 No provision of the Fund’s Certificate of Incorporation, as amended, or the By-Laws purports to limit the authority of the presiding person nor give exclusive authority to shareholders to adjourn meetings.2

______________________________

1 See Portnoy v. Cryo-Cell Int’l Inc., 940 A.2d 43, 77 (Del. Ch. 2008) (“In my view, [plaintiff] is not positioned to contest [the presiding individual’s] authority to ‘decide all procedural issues regarding the conduct of the meeting, including adjournment,’ so long as she did so in good faith.”); State of Wisconsin Inv. Bd. V. Peerless Sys. Corp., C.A. No. 17637 (Del. Ch. Dec. 4, 2000), reargument denied, C.A. No. 17637 (Del. Ch. Jan. 5, 2001).

2 Article II, Section 8 of the By-Laws provides only permissive – but not exclusive – authority to shareholders to adjourn meetings: “If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.”

TFF I SEC RESPONSE LTR 000001

United States Securities and Exchange Commission
Division of Investment Management
April 7, 2022

Further, in the recently decided Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al., a certified translation of which is attached as Exhibit A, the Puerto Rico court did not dispute that the meetings of Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., and Puerto Rico Residents Tax-Free Fund VI, Inc. were validly adjourned by the presiding officer in connection with other proxy contests involving Ocean Capital LLC.3

2.	The Preliminary Proxy Statement states that “[a]s a result, any Shares not voted FOR a particular nominee, whether as a result of a withhold vote, a broker non-vote or an abstention (in each case, as defined below), will not be counted in such nominee’s favor and will have no effect on the outcome of the election.” Please clarify whether this statement applies to both of the scenarios discussed in the preceding sentences.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows:

As a result, in each case, any Shares not voted FOR a particular nominee, whether as a result of a withhold vote, a broker non-vote or an abstention (in each case, as defined below), will not be counted in such nominee’s favor and will have no effect on the outcome of the election.

*      *      *      *      *

______________________________

3 Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. at p. 17 (“In fact, it appears from the stipulated documents that each meeting was validly adjourned for the articulated purpose of providing the Funds and Ocean Capital with additional time (so that they could seek shareholder proxies to establish a quorum on the next scheduled meeting date).”).

TFF I SEC RESPONSE LTR 000002

United States Securities and Exchange Commission
Division of Investment Management
April 7, 2022

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Alexandre-C. Manz, General Counsel
José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

TFF I SEC RESPONSE LTR 000003

Exhibit A

Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al.

[See attached]

TFF I SEC RESPONSE LTR 000004

March 10, 2022

Certification

Welocalize Translations

TRANSLATOR'S DECLARATION:

I, George Allen, hereby declare:

That I possess advanced knowledge of the Spanish (Latin America) and English (United States). The attached Spanish (Latin America) and English (United States)translation has been translated by me and to the best of my knowledge and belief, it is a true and accurate translation of: Sentencia。

(Digital or printed signature here above the line)

George Allen

Project Number: SIAU_2203_P0009

15 W. 37th Street 4th Floor
New York, NY 10018
212.581.8870

TFF I SEC RESPONSE LTR 000005